UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

As previously announced on December 20, 2023, SaverOne 2014 Ltd. (the “Company”) announced that it had signed a term sheet for the strategic acquisition of certain operations, products and intellectual property of another company (the “Potential Acquisition”), subject to the completion of a customary due diligence process. On January 19, 2024, the Company announced that the parties agreed to extend the term of the term sheet until February 1, 2024 to continue the due diligence process and exchange drafts of the definitive documentation with respect to the Potential Acquisition.

The Company is announcing that the parties have not been able to come to an agreement with respect to the Potential Acquisition and have mutually agreed to terminate further discussions with respect to the Potential Acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: January 26, 2024	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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